 January 15, 2020

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Krebs and Edwin Kim
Division of Corporate Finance
Office of Technology

Re:	Gardner Denver Holdings, Inc.
Registration Statement on Form S-4
Filed December 30, 2019
File No. 333-235748

Dear Ms. Krebs and Mr. Kim:

On behalf of Gardner Denver Holdings, Inc., a Delaware corporation (the “Company”), we hereby submit via EDGAR for filing Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-4 for the Company’s common stock (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on December 30, 2019.

The Registration Statement reflects the responses of the Company and Ingersoll-Rand U.S. Holdco, Inc. to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 13, 2020 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto and also provided are hard copies of the Registration Statement, marked to show changes from the initial filing of Company’s Registration Statement on Form S-4 with the Commission on December 30, 2019. All references to page numbers in our responses are to the pages of the Registration Statement.

The Company respectfully submits the following as its responses to the Staff:

Securities and Exchange Commission
Division of Corporation Finance
January 15, 2020

Registration Statement on Form S-4 Filed on December 30, 2019

Exhibits

1.
Please provide revised tax opinions for Exhibits 8.1 and 8.2 that opine on the material tax consequences of the transactions. Currently, these opinions provide a legal conclusion as it relates to one or more Internal Revenue Code provisions, but opine on the accuracy of the disclosure in the registration statement rather than the material tax consequences. For guidance, please refer to Section III.C.1 and 2 of CF Staff Legal Bulletin No. 19.

We acknowledge the Staff’s comment and have filed revised opinions as Exhibits 8.1 and 8.2 with this Amendment.

* * *

If you have any questions regarding these responses and the Registration Statement, please do not hesitate to contact Marni Lerner at 212-455-3443.

Sincerely,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Gardner Denver Holdings, Inc.
Andy Schiesl